www.linkedin.com/in/kyleweiss
(LinkedIn)
premierbusinessteam.com
(Company)
connectnw.net (Company)

Top Skills

Presentations
Competitive Landscape
Sales Processes

Languages

English

Kyle Weiss

Combat Veteran | Senior IT Solutions Consultant at Premier
Business | Connectivity | UCaaS | Cloud Communications | Ai
Solutions | Cybersecurity | CX & CCaaS | Data Center Solutions
Bellingham, Washington, United States

Summary

With over six years as Senior Technical Consultant at Premier
Business Team, extensive knowledge in telecom, cybersecurity, and
cloud solutions defines my work. Specializing in connectivity and
managed services, I collaborate with organizations to streamline
operations through technologies like SD-WAN, VoIP, UCaaS,
CCaaS, CX, SASE, and private cloud solutions. My role emphasizes
optimizing communication infrastructure for businesses of all sizes,
from small enterprises to global operations.

At Premier Business Team, we focus on delivering tailored
solutions, including dedicated fiber, advanced phone systems,
data center, cloud infrastructure, cybersecurity, mobile internet,
and Ai-driven applications, ensuring seamless operations for our
clients. My mission is to act as a trusted advisor, simplifying complex
technological landscapes to empower businesses across the
United States and globally. Through collaboration and innovation,
I aim to foster strategic growth and operational excellence in the
telecommunications space.

Experience

Premier Business Team
Senior Technical Consultant
February 2019 - Present (7 years 3 months)
Bellingham, Washington, United States

My goal is to help businesses with setting up Internet Data connections, Phone
Systems, Television, Cyber security, Multilocation, and Managed Services.

From small local businesses to enterprise-level services like Ethernet,
Dedicated Fiber, StarLink, Fixed Wireless, 5G, LTE, SD-WAN, MPLS, Point to
Point, VoIP, IP Phones, UCaas, CCaaS, DaaS, Private and Hybrid Cloud, Ai
Solutions, and Point of Sale.

I can also help with Redundant Data, Satellite connections, Mobile Internet, Mobile Phone services, Access Security, Power Backup, and more!

My goal is to be the single point of contact for all your telecommunications, data, and business services needs.

I serve the entire United States as well as Global customers. Feel free to reach out if you need help or are having issues with your current service provider. I offer free consultations and also can help move all your services to a new location or set up a second location. We can use SD-WAN or SASE to connect multiple locations in the cloud.

Xfinity Authorized Dealer
Managing Partner
May 2018 - January 2022 (3 years 9 months)
Bellingham, Washington Area

Connect Communications, Inc.
Chief Operating Officer
April 2010 - June 2020 (10 years 3 months)
Bellingham, Washington Area

Business Development Strategies

Online Marketing Strategies

Retail expansion operations

Staff and procedure operations

NOS Corp
Vice President
March 2009 - June 2011 (2 years 4 months)

NOS-Networking, Opportunities, Service:

We are a group of like minded professionals, helping the community, by finding out what we can do to make it a better place to live and work!

We strive to Help others, Create new technology, and invest in everyone's future!

Guild Mortgage Company
Senior Loan Officer-Bellingham,WA
August 2009 - May 2010 (10 months)

--Mortgage advising and consultation

--Working with clients to help with their home ownership and investment goals

--Licensed to originate loans in Washington State and several other states

--Build strategic partner relationships with Realtors, Bankers, Lawyers, and Financial planners throughout Whatcom and Skagit county and Washington state.

New Revelations Inc
Chief Operating Officer/ Chairman
May 2007 - April 2010 (3 years)

Achievements:

Founded the Corporation

Developed applications for both Facebook and Myspace

Recruited and worked with Engineers and Developers

Solicited investors and strategic partners

Responsibilities:

Develop and Maintain various website projects

Manage day to day operations

Sales and marketing

Work with and manage vendors and developers

New Revelations Inc.
COO
May 2007 - March 2010 (2 years 11 months)

Web Development, Brand development, web site traffic growth, web site UI and advertising revenue. Developed brand strategy and statistics systems. Strategic Consulting, including business plan & sales strategy development. Marketing and Business Development.

Brown and Cole Licensing Service
Licensing Manager
August 1997 - March 2010 (12 years 8 months)

Achievements:

Washington State licensing agent certification

Notary Public appointment

Perfect Customer service award

Responsibilities:

Process vehicle and vessel title applications

Analyze and approve licensing documents

Process dept. of fish and wildlife license applications

Various accounting and bookkeeping responsibilities

Process dealer batches and trucking company fleet batches

Build business relationships and serve the public

Manage and train licensing associates, and write schedules

Army National Guard
Engineer/Soldier
August 2006 - August 2009 (3 years 1 month)

Served a Tour in Iraq with CO E 161 of Washington's 81st Bge.

Completed Combat Lifesaver course in 2008

Completed Combat Engineer AIT School in 2007

Completed Army Basic Training in 2006

PTF Financial Corp
Mortgage Advisor/Business Development
October 2004 - June 2008 (3 years 9 months)

Achievements:

Successfully originated, closed, and funded millions of dollars in loans

Built valuable relationships with strategic partners

Recruited and trained a team of loan officers

Responsibilities:

Real Estate loan origination

Recruit mortgage professionals

Develop relationships within the real estate community

Sales and marketing

Gather and analyze financial documents, for pre-qualification

Research investor's loan programs and guidelines, to successfully place loans

Northwest Mortgage Solutions
Loan Originator
January 2004 - October 2004 (10 months)

Achievements:

Successfully closed real estate loans

Built new business relationships

Helped high credit risk clients qualify for mortgage loans

Responsibilities:

Originated, funded and closed loans

Whatcom Distribution Services
Owner/Operator
April 1998 - August 2004 (6 years 5 months)

Achievements:

Built a successful distribution business

Serviced several large and small businesses

Responsibilities:

Set up new locations for publication companies

Distributed publications to various businesses

Accounting and bookkeeping

Hired and supervised independent contractors

Education

Bellingham Technical College
Computer Software Tech., Computer Software Technology · (2010 - 2011)

University of Maryland University College
Finance and Web Development · (2008 - 2009)

Bellingham Technical College
EMT-B, Emergency Medical Technician · (2003 - 2003)

Whatcom Fire Recruit Academy
· (2003 - 2003)

Bellingham High School
High School Diploma, diploma · (1994 - 1998)